FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period April 30, 2002

SANPAOLO IMI S.p.A.

(formerly ISTITUTO BANCARIO SAN PAOLO DI TORINO-ISTITUTO MOBILIARE ITALIANO S.p.A.)
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By: ______________________________

Name: Carlo Angelini

Title: Head of Accounting

Date: April 30, 2002

SANPAOLO IMI

DECISIONS OF THE SHAREHOLDERS' MEETING

Turin, 30 April 2002 – The Shareholders' Meeting of SANPAOLO IMI S.p.A., held today in Turin at the Piazza San Carlo office, approved the motions on the agenda in ordinary and extraordinary session. The most important motions adopted were:

<u>ordinary session</u>

- **approval of the 2001 financial statements and distribution of income for the period:** the Shareholders' Meeting approved the company financial statements and examined the consolidated Group financial statements at 31 December 2001. From the company income in the period of Euro 1,183,725,756.01 shareholders will receive a dividend of Euro 0.57 per share (1,404,441,114 ordinary shares): the *ex* dividend date will be 20 May and the payment date 23 May. Provisions to reserves were also approved: Euro 382,313,459.50 to the extraordinary Reserve and Euro 880,861.53 to the Reserve pursuant to Article 13 c.6 of D.Lgs 124/93.
  The consolidated financial statements and distribution of income include the changes from Decree Law 63/2002, in force from 18 April, concerning suspension of the tax incentives envisaged in Legislative Decree 153/1999 (the "Ciampi Law").
  As communicated at the time, Group net income for 2001 was 1,203 million Euro, down by 2.3% on the preceding year;

- **authorisation to buy and sell own shares:** the Shareholders' Meeting approved the renewal of authorisation to buy own shares, in line with current regulations, up to a maximum of 140 million shares; the Reserve to buy own shares (1 billion Euro) was also confirmed;

- **nomination, pursuant to Article 19 of the Articles and By-Laws, of the Board of Statutory Auditors for the three years 2002/2004.** The Shareholders' Meeting nominated the following members of the Board of Statutory Auditors for the next three years:

Mario Paolillo	Chairman
Aureliano Benedetti	Statutory Auditor
Paolo Mazzi	Statutory Auditor
Maurizio Dallocchio	Statutory Auditor
Enrico Vitali	Statutory Auditor
Antonio Ottavi	Alternate Auditor
Stefania Bortoletti	Alternate Auditor;

<u>extraordinary session</u>

- **motions pursuant to Article 2443 of the Italian Civil Code (employee shareholding plans).** The Shareholders' Meeting conferred on the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, a mandate to increase the equity capital by payment for a maximum of 1% of the equity capital of SANPAOLO IMI S.p.A. following the merger with Cardine Banca, through the issue of ordinary shares to be reserved to employees of the company and/or subsidiary companies pursuant to Article 2359 of the Italian Civil Code participating in the share incentive plan. The mandate is effective from 1 August 2002 and must be exercised by 27 April 2007 and may not in any case exceed Euro 53,141,370.80.

Giorgio Spriano	+39 011 555 2822	Rossella Buia	+39 011 555 6147
Dean Quinn	+39 011 555 2593	Damiano Accattoli	+39 011 555 3590
Elena Flor	+39 011 555 2639	James Ball	+39 011 555 2546
Fax	+39 011 555 2989	e-mail	investor.relation@sanpaoloimi.com